 Exhibit 99.1

Mountain Province Diamonds Announces Third Quarter and Nine Months Ended September 30, 2022 Results

TSX:MPVD and OTC: MPVDF

TORONTO and NEW YORK, Nov. 8, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTC: MPVDF) is pleased to release its financial and operating results for the third quarter ("Q3 2022") and nine months ended September 30, 2022. All figures are expressed in Canadian dollars unless otherwise noted.

Third Quarter 2022 Key Highlights

  Revenue of $110.1M representing the highest quarterly revenue in the Company's history and a 12% increase relative to that achieved in Q2 2022
  Robust Quarterly Adjusted EBITDA of $54.1M1
  Strong average price per carat sold of US$104 during the quarter, which when adjusted for mix of goods sold, on a like-for-like basis represented a 2% increase in average price per carat relative to Q2 2022
  During the quarter, repurchase for cancellation of approximately US$16.9 million aggregate principal amount of 8.000% Senior Secured Second Lien Notes, bringing the total 2022 repurchase amount to US$26.9M
  Subsequent to quarter-end, the Company executed a non-binding term sheet with certain holders of its 8.000% Senior Secured Second Lien Notes ("Existing Notes") due December 15th, 2022 for a partial refinancing ("Proposed Transaction") of the Existing Notes. The Proposed Transaction is currently expected to include the exchange of approximately US$190.0 million aggregate principal amount of Existing Notes for approximately US$195.9 million aggregate principal amount of new Loan Notes. The New Loan Notes are expected to bear interest at a rate of 9.0% per annum and have a three-year term. The Company expects to retire the remaining balance of the Existing Notes with cash on hand, drawing down the Dunebridge facility and the consummation of the Proposed Transaction. The Proposed Transaction is pending shareholder and regulatory review.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"The third quarter was incredibly positive for the company on many levels. Firstly, the non-binding term sheet for debt refinancing of US$190 million with a three-year term with a 9% coupon. Production in the third quarter saw improvement from both Q1 & Q2 which was the result of detailed operational and maintenance focus.

The discovery of the Hearne Northwest Extension reported during Q2 has been the source of ongoing work and those results provide the opportunity to consider the feasibility of underground extraction of diamonds at Gahcho Kué in the future to extend the mine life, as we have seen in other diamond mines in the Northwest Territories. We continue to work on these opportunities.

With all of this happening to achieve the highest revenue quarter in the Company's history in Q3 is a very encouraging result."

Operational Highlights for Third Quarter 2022 ("Q3 2022")

  1,452,000 carats recovered at an average grade of 1.78 carats per tonne, a 15% increase relative to Q2 2022 and a 7% decrease compared to the 1,562,000 carats recovered at 1.88 carats per tonne in Q3 2021 (Q2 2022: 1,261,000 carats recovered).
  817,000 ore tonnes treated, a 9% increase relative to Q2 2022, and an 2% decrease relative to Q3 2021 (Q2 2022, 749,000 ore tonnes treated; Q3 2021: 832,000 ore tonnes treated).
  1,346,000 ore tonnes mined, a 29% increase relative to 1,043,000 tonnes mined in Q2 2022 and a 30% increase relative to the 1,034,000 tonnes mined in Q3 2021.
  7,753,000 total tonnes mined, a 2% decrease relative to Q2 2022 and a 25% decrease from 10,280,000 total tonnes mined in Q3 2021.

Financial Highlights for Third Quarter 2022 ("Q3 2022")

  Revenue from 805,000 carats sold at $110.1 million (US$83.3 million) at an average realised price of $137 per carat (US$104) compared to $94.2 million from 1,027,000 carats sold in Q3 2021 (US$74.1 million) at an average realized price of $92 per carat (US$72).
  Adjusted EBITDA1 of $54.1 million compared to $41.2 million in Q3 2021.
  Earnings from mine operations $44.7 million compared to $35.5 million in Q3 2021.
  Cash costs of production, including capitalized stripping costs1 of $128 per tonne treated (2021: $101 per tonne) and $72 per carat recovered (2021: $54 per carat).
  Net loss at September 30, 2022 was $7.2 million or $0.03 loss per share (2021: Net income of $8.8 million or $0.04 earnings per share). Included in the determination of the net loss at September 30, 2022 are unrealized foreign exchange losses of $26.3 million, on the translation of the Company's USD-denominated short-term and long-term debt. The unrealized foreign exchange losses are a result of the weakening of the Canadian dollar versus US dollar.
[1]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's September 30, 2022 MD&A for explanation and reconciliation.

Operational Highlights for the nine months ended September 30, 2022

  3,898,000 carats recovered at an average grade of 1.71 carats per tonne, 17% lower than the 4,718,000 carats, 2.08 carats per tonne, recovered for the nine months ended September 30, 2021.
  2,274,000 tonnes of ore treated in September 30, 2022; compared to the 2,269,000 tonnes treated for the nine months ended September 30, 2021.
  23.8 million total tonnes mined for the nine months ended September 30, 2022, a 3% decrease from the 24.6 million total tonnes mined for the nine months ended September 30, 2021.

Financial Highlights for the nine months ended September 30, 2022

  Total sales revenue of $292.5 million (US$226 million) at an average realised price of $154 per carat (US$119) compared to $213.2 million in 2021 (US$169.4 million) at an average realized price of $91 per carat (US$72).
  Adjusted EBITDA2 of $153.8 million compared to $98.2 million for the nine months ended September 30, 2021.
  Earnings from mine operations of $138.9 million (2021: $82.1 million).
  Cash costs of production, including capitalized stripping costs2, of $133 per tonne treated (2021: $110 per tonne) and $78 per carat recovered (2021: $53 per carat).
  Net income for the nine months ended September 30, 2022 was $39.8 million or $0.19 earnings per share (2021: net income $38.5 million or $0.18 earnings per share). Included in the determination of the net income for the nine months ended September 30, 2022 are unrealized foreign exchange losses of $33.8 million, on the translation of the Company's USD-denominated short-term and long-term debt. The unrealized foreign exchange losses are a result of the weakening of the Canadian dollar versus US dollar.
  Capital expenditures in the nine months ended September 30, 2022 were $34.1 million, $26.1 million of which were deferred stripping costs, with the remaining $8 million accounting for sustaining capital expenditures related to mine operations.
[2]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's September 30, 2022 MD&A for explanation and reconciliation.

Market Highlights for Q3 & nine months ended September 2022

During Q3 2022, 805,227 carats were sold for total proceeds of C$110.6 million (US$83.3 million), resulting in an average price of C$137 per carat (US$104 per carat). This Q3 2022 sales result represents a 13% increase in revenue relative to Q2 2022, and a 10% reduction on an US$ average price per carat basis. Adjusting for mix of goods sold, on a like-for-like basis the Q3 2022 sales result represented a 2% increase in average price per carat relative to Q2 2022.

Year-to-date 2022, 1,898,557 carats have been sold at an average price of $154 per carat (US$119 per carat) for total proceeds of $292.9 million (US$226.0 million) in comparison to 2,349,644 carats sold at an average price of $90 per carat (US$72 per carat) for total proceeds of $212.5 million (US$169.4 million) during the same period in 2021.

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three and nine months ended September 30, 2022 and 2021.

		Three months ended	Three months ended	Nine months ended	Nine months ended
		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,346	1,034	3,408	2,542
*Waste tonnes mined	kilo tonnes	6,407	9,246	20,394	22,092
*Total tonnes mined	kilo tonnes	7,753	10,280	23,802	24,634
*Ore in stockpile	kilo tonnes	1,882	542	1,882	542

Processing
*Ore tonnes processed	kilo tonnes	817	832	2,274	2,269
*Average plant throughput	tonnes per day	8,978	9,244	8,360	8,311
*Average diamond recovery	carats per tonne	1.78	1.88	1.71	2.08
*Diamonds recovered	000's carats	1,452	1,562	3,898	4,718
Approximate diamonds recovered - Mountain Province	000's carats	711	765	1,910	2,312
Cash costs of production per tonne of ore, net of capitalized stripping **		$109	80	110	93
Cash costs of production per tonne of ore, including capitalized stripping**		$128	101	133	110
Cash costs of production per carat recovered, net of capitalized stripping**		$61	43	64	45
Cash costs of production per carat recovered, including capitalized stripping**		$72	54	78	53

Sales
Approximate diamonds sold - Mountain Province***	000's carats	805	1,027	1,899	2,349
Average diamond sales price per carat	US	$ 104	$ 72	$ 119	$ 72

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's September 30, 2022 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Nine months ended	Nine months ended
(in thousands of Canadian dollars, except where otherwise noted)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Sales		$110,124	94,208	292,538	223,579
Carats sold	000's carats	805	1,027	1,899	2,349
Average price per carat sold	$/carat	137	92	154	95
Cost of sales per carat*	$/carat	81	57	81	60
Earnings from mine operations per carat		$56	35	73	35
Earnings from mine operations	%	41%	38%	47%	37%
Selling, general and administrative expenses		$3,898	3,106	11,695	8,391
Operating income		$37,705	30,137	115,770	69,425
Net (loss) income for the period		$(7,187)	8,764	39,774	38,548
Basic an diluted earnings per share		$(0.03)	0.04	0.19	0.18

* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada.

Conference Call

The Company will host its quarterly conference call on Wednesday, November 9th, 2022 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q3 2022 Earnings Conference Call

Conference ID: 93747391
Date of call: November 9, 2022
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link:
https://app.webinar.net/d5Vm7Jb7PyW

Participant Toll-Free Dial-In Number:             (+1) 888-390-0546
Participant International Dial-In Number:       (+1) 416-764-8688

A replay of the webcast and audio call will be available on the Company's website.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2022/08/c7397.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:00e 08-NOV-22